December 17, 2021

Re:	Grayscale Litecoin Trust (LTC)

Amendment No. 3 to Draft Registration Statement on Form 10-12G

Filed November 4, 2021

File No. 000-56310

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Sonia Bednarowski

Justin Dobbie

Ben Phippen

Amit Pande

Ladies and Gentlemen:

As requested in your letter dated December 10, 2021 Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Litecoin Trust (LTC) (the “Trust”), acknowledges that the decision by the Staff not to issue additional comments regarding the above-referenced filing with respect to its response to comment 2 in the Staff’s September 8, 2021 letter and related comments shall not be interpreted by the Sponsor or the Trust to mean that the Staff agrees or disagrees with the responses previously provided to the Staff, including any legal conclusions, positions taken and practices engaged in by the Sponsor or the Trust referenced therein.

Please do not hesitate to contact me at michael@grayscale.com, or the Sponsor’s outside counsel, Davis Polk & Wardwell LLP at 212-450-4565 or joseph.hall@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Sonnenshein

Michael Sonnenshein, Chief Executive Officer, Grayscale Investments, LLC

cc:	Joseph A. Hall, Davis Polk & Wardwell LLP